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SECURITIES A_____ON
Wa_____, ___ _____

04015699

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SEC FILE NUMBER

8- 52229

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Newcourt Securities, Ltd.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

189 Upper Shad Road
                              (No. and Street)

Pound Ridge, NY 10576
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Lawrence   _914-764-1590_
                                                (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Trainor, John Thomas
                    (Name — if individual, state last, first, middle name)

76-21 266 St, New Hyde Park, NY 11040
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, __Peter Lawrence_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Newcourt Securities, Ltd._____, as of

__December 31, 2003__, XB____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President_____
Title

_____
Notary Public   BRIDGET ASARO
Notary Public, State of New York
No. 24-01AS 4695708
Qualified in Westchester County
Commission Expires 2/28/06

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWCOURT SECURITIES, LTD.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

NEWCOURT SECURITIES, LTD.

TABLE OF CONTENTS

	Page
Report of Independent Certified Public Accountant	1-2
Financial Statements	
Statement of Financial Condition	3
Statement of Income	4
Statement of Cash Flows	5
Statement of Changes in Stockholders' Equity	6
Supplemental Schedules	
Schedule 1 - Statement of Changes in Liabilities Subordinated to Claims of Creditors	7
Schedule 2 - Computation of Net Capital	8
Notes to Financial Statements	9-10
Independent Auditor's Report on Internal Accounting Controls Required by SEC Rule 17a-5	12-13
Independent Auditor's Report on SIPC Annual Assessment Required by SEC Rule 17a-5	14

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, New York 11040

718-343-8865

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Attn: Mr. Peter Lawrence
Newcourt Securities, Ltd.
Pound Ridge, NY 10576

I have audited the accompanying statement of financial condition of Newcourt Securities, Ltd., as of December 31, 2003, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newcourt Securities, Ltd. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Member of:
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants
Association of Government Accountants

I conducted my audit for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John T. Trainor
Certified Public Accountant

New Hyde Park, NY
February 14, 2004

Member of:
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants
Association of Government Accountants

Newcourt Securities, Ltd.
Statement of Financial Condition
December 31, 2003

Assets

Current Assets

Cash-ABN AMRO Deposit Account	$ 100,045	
Cash In Bank - Chase Checking	102,812	
Cash In Bank - Chase Money Market	2,953	
ABN AMRO Principal Account	22,259	
U.S. Treasury MM Fund	80,643	
Prepaid Expenses	12,120	
Total Current Assets		$ 320,832

Fixed Assets

Fixed Assets	$ 37,343	
Accumulated Depreciation	(37,343)	
Total Fixed Assets		-

Other Assets

NASDAQ Private Placement	$ 9,450	
Total Other Assets		9,450
Total Assets		$ 330,282

Liabilities and Equity

Current Liabilities

Accounts Payable	$ 34,675	
Accounts Payable-American Express	19,147	
Total Current Liabilities		$ 53,822

Long-Term Liabilities — -

Equity

Common Stock	$ 1,000	
Draw	(1,050,419)	
Paid-in Capital	242,000	
Retained Earnings (AAA)	(34,910)	
Current Income (Loss)	1,118,789	
Total Equity		276,460
Total Liabilities and Equity		$ 330,282

See Independent Auditor's Report and Accompanying Notes

Newcourt Securities, Ltd.
Statement of Income
For the Year Ended December 31, 2003

Revenue

Commissions	$ 1,894,525	
Interest Income	849	
Loss on Securities	(3,550)	
Total Revenue		$ 1,891,824

Operating Expenses

Payroll Officers	$ 250,000	
Clearing Costs	163,587	
Pension/Profit Sharing Plan	138,100	
Entertainment & Meals	54,635	
Software Licensing	28,621	
Travel	20,034	
Payroll - Other	20,000	
Charitable Contributions	15,000	
Advertising	13,277	
Taxes	11,263	
Professional Fees	10,454	
Depreciation Expense	10,207	
Health Insurance	10,056	
Telephone	9,730	
Office Expense	4,629	
Equipment Rental	3,945	
MSA Contributon	3,429	
Margin Interest Expense	2,216	
Dues, Fees & Subscriptions	1,823	
Regulatory Fees	881	
Insurance	734	
Bank Charges	195	
SIPC	150	
Postage	71	
Total Operating Expenses		773,037
Net Income		$ 1,118,787

See Independent Auditor's Report and Accompanying Notes

Newcourt Securities, Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash Flows Used by Operating Activities

Net Income $ 1,118,787

Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:

Changes in Assets and Liabilities Affecting
Operating Activities:

Increase in Chase Business Checking Account	$ 71,123	
Increase in ABN AMRO Principal Account	13,198	
Increase in ABN AMRO Commission Account	174	
Decrease in ABN-AMRO Good Faith Deposit	(86)	
Increase in Chase Business Money Market	37	
Increase in Vista U.S. Government Fund	433	
Decrease in Prepaid Expenses	(4,740)	
Other Decreases	(97,811)	
Increase in Accounts Payable	20,384	
Increase in Accrued Expenses	-	
Increase in Owner Draw	(1,050,419)	
		(1,047,707)

Net Cash Provided by Operating Activities $ 71,080

Cash Flows Used by Investing Activities
 Net Cash Provided by Investing Activities   -

Net Increase in Cash $ 71,080

Cash at January 1, 2003   134,731

Cash at December 31, 2003 $ 205,811

See Independent Auditor's Report and Accompanying Notes
-5-

Newcourt Securities, Ltd.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common Stock	Paid-in Capital	Retained Earnings
Balance, January 1, 2003	$ 1,000	$ 242,000	$ (34,910)
Capital Additions/Owner Draw	-	(1,050,419)	-
Net Income (Loss)			1,118,787
Balance, December 31, 2002	$ 1,000	$ (808,419)	$ 1,083,877

See Independent Auditor's Report and Accompanying Notes

NEWCOURT SECURITIES, LTD.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

SUPPLEMENTAL SCHEDULE 1

Balance - Beginning of Period	$0
Changes - End of period	0
Balance - End of Period	$0

See Independent Auditor's Report and Accompanying Notes

Newcourt Securities, Ltd.
Computation of Net Capital Under Rule 15C3-1 of the
Securities and Exchange Commission
For the Year Ended December 31, 2003

Net Capital

Total Stockholders' Equity	$276,460
Deductions and/or Charges	
Non-Allowable Assets	21,570
Net Capital Before Haircuts on Securities Position	$254,890
Haircuts on Securities Position	1,613
Net Capital (Note 2)	$253,277
Aggregate Indebtedness (Note 2)	
Items Included in the Statement of Financial Condition	
Accounts Payable and Accrued Expenses	$ 33,746
Computation of Basic Net Capital Requirement,	
Minimum Net Capital Required	5,000
Excess Net Capital	$248,277

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Newcourt Securities, Ltd. is registered as a broker-dealer in securities and futures transactions under the Securities Exchange Act of 1934. The Company is registered with the SEC and is approved by the N.A.S.D., Inc.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and ABN-AMRO, Inc., all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through ABN-AMRO, Inc. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by ABN-AMRO, Inc.

The following is a summary of significant accounting policies followed by the Company:

Securities Valuation

Marketable securities are valued at market value as determined by the last reported sales price on the last business day of the year, with related changes in unrealized appreciation or depreciation reflected in net income. At December 31, 2003, the Company did not maintain a position in any marketable securities.

Subchapter "S" Corporation

Federal and NYS Corporation taxes have not been provided as the Company has elected subchapter "S" status and the shareholder included the Company's earnings on the individual tax return.

NEWCOURT SECURITIES, LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

Note 2 - <u>Net Capital Requirements</u>

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 for the N.A.S.D., Inc. and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2003 the Company had net capital of $253,278, which was $248,278 in excess of the amount required.

Note 3 - <u>Reserve Requirements</u>

The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

Note 4 - <u>Excess Net Capital</u>

The computation of net capital was compared to the computation of net capital reported on the Unaudited Focus Report as of December 31, 2003. There were no material differences in the computation of net capital of Newcourt Securities, Ltd.

NEWCOURT SECURITIES, LTD.
REPORT ON INTERNAL ACCOUNTING CONTROLS
REQUIRED BY SEC RULE 17a-5
AS OF DECEMBER 31, 2003

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, NY 11040
718-343-8865

February 14, 2004

Mr. Peter Lawrence
Newcourt Securities, Ltd.
Pound Ridge, New York 10576

Dear Mr. Lawrence:

I have audited the financial statements of Newcourt Securities, Ltd. for the year ended December 31, 2003 and have issued my report thereon dated February 14, 2004. As part of my audit, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Newcourt Securities, Ltd. that we considered relevant to the objectives stated in Rule 17a-5(g) and in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations to any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system of internal accounting control at Newcourt Securities, Ltd., taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Commission Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objective.

This report is intended solely for the use of management, the Security Exchange Commission, and the National Association of Securities Dealers and should not be used for any other purpose.

John T. Trainor
Certified Public Accountant

New Hyde Park, NY
February 14, 2004

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, NY 11040
718-343-8865

February 14, 2004

Newcourt Securities, Ltd.
189 Upper Shad Road
Pound Ridge, NY 10576

Gentlemen:

I have examined the general assessment and payments due SIPC by Newcourt Securities, Ltd., for the year ended December 31, 2003. The assessment and payments are reflected below:

Payment Date	January 7, 2003
Amount Paid	$150.00 (Minimum)
SIPC Collection Agent	Washington, D.C.

In my opinion, the aforesaid statement presents fairly the assessment determined and paid in accordance with applicable instruction and forms by Newcourt Securities, Ltd., at December 31, 2003.

John T. Trainor
Certified Public Accountant

February 14, 2004

Member of:
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants
Association of Government Accountants